Form 144
1 (a) Name of issuer:
SOUTH STATE CORPORATION

1 (b) IRS Ident. No.
57-0799315

1 (c) SEC File No.
001-12669

1(d) Address of issuer
520 Gervais Street Columbia, SC 29201
1 (e)Telephone No.
803-231-3539

2(a) Name of person for whose account the securities are to be sold John F. Windley

2(b) Relationship to Issuer
President

2(c) Address Street
520 Gervais Street Columbia, SC 29201

3(a) Title of Class of securities to be sold
Common Stock

3(b) Name and address of each broker through whom the sec are to be offered/each market maker who is acquiring the securities Computershare, Inc. 250 Royall Street Canton, MA 02021

3(c) Number of shares or other units to be sold
13,000

3(d)Aggregate Market Value
$1,116,916.67

3(e) Number of shares or other units outstanding
36,785,071

3(f) Approximate Date of Sale
4/26/2018

3(g) Name of each securities exchange
NASDAQ

Table I  Securities to be Sold

Title of the Class:
Common Stock

Date you acquired:
various dates

Nature of Acquisition Transaction
Stock Option Grant

Name of Person from Whom Acquired:
South State Corporation

Amount of Securities Acquired:
13,000

Date of Payment:
various dates

Nature of Payment:
cash

Table II  Securities sold during past 3 months:
N/A